Filed by Carey Institutional Properties Incorporated
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Carey Institutional Properties Incorporated
Subject Company Commission File No.: 0-20116

On August 17, 2004, Gordon DuGan, Vice Chairman and Co-Chief Executive Officer of Carey Institutional Properties Incorporated and Corporate Property Associates 15 Incorporated, delivered a webcast presentation regarding W. P. Carey & Co. LLC at the Wall Street Transcript’s Investing in the REIT Industry conference at the Harvard Club in New York City. Attached is the slide presentation shown by Mr. DuGan at this event.

Shareholders of Carey Institutional Properties Incorporated and Corporate Property Associates 15 Incorporated are urged to read the joint proxy statement/prospectus previously delivered to them regarding the proposed merger between Carey Institutional Properties Incorporated and Corporate Property Associates 15 Incorporated, as it contains important information regarding the proposed merger. Copies of the joint proxy statement/prospectus can be obtained by contacting the Investor Relations Department of W. P. Carey & Co. LLC at 1-800-WP CAREY, or by e-mail at CIP@wpcarey.com or CPA15@wpcarey.com. Filings related to the proposed merger are also available for free at the Securities and Exchange Commission’s website at http://www.sec.gov/edgar/searchedgar/companysearch.html.

The Wall Street Transcript's REIT Industry Conference Tuesday, August 17, 2004 Harvard Club, New York City

W. P. Carey & Co. trades on the New York Stock Exchange under the ticker symbol WPC. Approximately 54% of its revenues are from management fees and 46% are from property holdings. CPA(r) funds, which are advised by W. P. Carey, are created periodically as warranted by market opportunities. The information contained in this presentation reflects CPA(r):1 through CPA(r):16 - Global. Subsequent CPA(r)funds will not own the same properties. There can be no guarantee that the performance of subsequent CPA(r) funds will be similar to that of W. P. Carey or any prior CPA(r)portfolio. Past performance does not assure future results. The following presentation includes forward looking statements. Forward looking statements, which are based on certain assumptions, describe future plans, strategies and expectations of WPC. Forward-looking statements discuss matters that are not historical facts. Because they discuss future events or conditions, forward-looking statements may include words such as "anticipate", "believe", "expect", "estimate", "intend", "could", "should", "would", "may", or similar expressions. Do not unduly rely on forward looking statements. They give our expectations about the future and are not guarantees, and speak only as of the date they are made. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievement of W. P. Carey & Co. to be materially different from the results of operations or plan expressed or implied by such forward looking statements. The risk factors are fully described in Item 1 of the Annual Report on Form 10-K for the year ended December 31, 2003.

Returns Since NYSE Listing in 1998 Shareholder Returns

Comparative Total Returns Shareholder Returns

Since listing on the NYSE in 1998, Funds from Operations have grown at a 17% compound annual growth rate. Growth in FFO FFO Growth ($ in millions) *Annualized 6-month FFO - Not a projection by the Company

Unique Business Model W. P. Carey & Co. LLC OWNS MANAGES Generates 54% of its revenue by managing day-to-day operations and new real estate investments. $1.4 billion total market capitalization Generates 46% of its revenue through rental income from its owned assets. $5.4 billion in net-leased real estate DIVERSIFIED STABLE PORTFOLIO CPA(r) REITS

W. P. Carey & Co. LLC OWNS MANAGES Generates 46% of its revenue through rental income from its owned assets. DIVERSIFIED STABLE PORTFOLIO Diversified Stable Portfolio $1.4 billion total market capitalization

Diversified Income Diversified Stable Portfolio Top Ten Tenants/ Lease Guarantors Annual Rent Percentage of Total Rent Percentage of Total Revenue Dr Pepper/Seven Up Bottling $ 4,474,720 5.8% 2.6% Detroit Diesel Corporation 4,157,524 5.4% 2.5% American Greetings Corporation 3,720,000 4.8% 2.2% Bouygues Telecom, S.A. 3,535,408 4.6% 2.1% Federal Express Corporation 2,922,348 3.7% 1.7% Carrefour France, SA 2,888,424 3.7% 1.7% America West Holdings 2,837,889 3.7% 1.7% Quebecor Printing USA 2,709,076 3.5% 1.6% Orbital Sciences Corporation 2,655,320 3.4% 1.6% AutoZone, Inc. 2,393,255 3.1% 1.4% W. P. Carey & Co. LLC OWNS MANAGES

By Geographic Region By Property Type Portfolio Diversification Industrial 0.446 Distribution/Warehouse 0.113 Office/Research 0.335 Retail 0.076 Hotel 0.024 Other 0.006 East 0.148 Midwest 0.27 South 0.321 West 0.194 Europe 0.067 Note: Based on Annualized Rent Diversified Stable Portfolio

Management/Advisory Business W. P. Carey & Co. LLC OWNS MANAGES Generates 54% of its revenue by managing day-to-day operations and new real estate investments. $5.4 billion in net-leased real estate CPA(r) REITS

Owner-Occupiers Private Direct Market Private Indirect Market Public Market (Investment Grade CMBS, REITs, REOCs) East 0.24 0.52 0.17 0.07 Approximately 24% of commercial real estate is owner-occupied, representing over $1 trillion in investment opportunity Ownership of U.S. Commercial Real Estate* *(Source: Jones Lang LaSalle) Domestic Market Opportunity

Convergence of Two Major Trends Investor interest in yield investments Corporations desire to outsource real estate assets Investor interest in yield investments and stability Corporations desire to outsource real estate assets W. P. Carey & Co. LLC Management/Advisory Business W. P. Carey & Co. LLC OWNS MANAGES

($ in millions) Growth in Assets Under Ownership and Management W. P. Carey & Co. LLC OWNS MANAGES Management/Advisory Business Total assets under management and ownership have grown at a compound annual rate of 23% over the last 24 years

Investment Overview 2001 - 2004 Transaction Statistics 2001 2002 2003 2004 YTD Total Investment Volume* $395,064 $1,008,027 $724,788 $727,027 Number of Investments 20 30 29 17 Average Investment Size* $19,753 $33,601 $24,993 $45,439 Number of Industries 19 24 20 15 Number of Countries 3 3 5 5 Average Lease Term of New Investments (years) 19.6 16.7 19.5 17.8 * in thousands W. P. Carey & Co. LLC OWNS MANAGES

Recent Acquisitions Facility Type: Self-Storage & Truck Rental Facilities Purchase Price: $312,445,000 Location: 78 locations throughout the U.S. Acquired by: CPA(r):14, CPA(r):15, CPA(r):16 - Global U-Haul is the nation's leading do-it-yourself moving company with a network of over 14,000 locations in all 50 United States and 10 Canadian provinces. The facilities are located in 69 cities in 24 states. All 78 locations contain a truck rental facility, and all but one contains a self-storage facility. Under the terms of the two separate bond-type net lease agreements the self-storage facilities will be leased for an initial term of 20 years, while the truck rental facilities will be leased for an initial term of 10 years.

Facility Type: Corporate Headquarters Purchase Price: $32,461,000 Location: Pleasanton, CA Acquired by: CPA(r):15 Shaklee Corporation is a leading provider of premium quality, natural, environmentally friendly nutrition, personal care, and household products as well as state-of-the art air and water treatment systems. The 124,000 square foot facility will be leased under a 20-year triple net lease followed by two, ten-year renewal options. The transaction provided acquisition financing to the private equity firm acquiring the Company. Recent Acquisitions

Facility Type: Manufacturing/Office Purchase Price: $16,690,000 Location: Kahl am Main, Germany Acquired by: CPA(r):15, CPA(r):16 - Global Actuant is a global manufacturer and marketer of a wide range of industrial products and systems. The Actuant businesses are market leaders in highly engineered position and motion control systems and branded hydraulic and electrical tools. The 305,700 square foot facility will be leased under a 17-year triple net lease followed by two, five-year renewal options. Recent Acquisitions

Recent Highlights Launched CPA(r):16 - Global in December 2003 and raised $350 million program to date Completed $727 million of investments on behalf of CPA(r) REITs in 2004 year-to-date Assets under ownership and management surpasses $6 billion W. P. Carey proposed liquidity transaction for CIP (r)

Carey Institutional Properties (CIP(r))'s Proposed Liquidity Transaction Details Management/Advisory Business W. P. Carey & Co. LLC OWNS MANAGES $13.90 NAV per share represents 39% increase in initial principal value Upon approval, including dividends received and capital appreciation, CIP(r) shareholders have achieved an average annual total return of 11.3% CIP(r) shareholders have outperformed the NCREIF Property Index by 450 basis points* per year over the past 12 years. * When returns are calculated using similar methodologies.

CPA(r) Program Track Record Management/Advisory Business W. P. Carey & Co. LLC OWNS MANAGES Fund Date of End Value Cumulative Average Final Closing Plus Distributions Return Annual Return CPA(r):1 6/12/79 $2,367 137% 7.3% CPA(r):2 9/23/80 $3,687 269% 15.3% CPA(r):3 5/13/82 $4,082 308% 19.4% CPA(r):4 6/16/83 $3,101 210% 14.3% CPA(r):5 12/21/83 $2,103 110% 7.9% CPA(r):6 2/13/85 $2,639 164% 12.7% CPA(r):7 9/17/87 $2,151 115% 10.8% CPA(r):8 11/21/88 $2,286 129% 13.8% CPA(r):9 4/30/90 $1,839 84% 10.4% CPA(r):10 7/17/91 $2,083 108% 9.0% CIP(r) 12/19/91 $1,390 141% 11.3% CPA(r):12 5/12/94 $1,170 99% 9.8% CPA(r):14 4/3/98 $1,130 57% 9.1% Full-Cycle Programs Average Annual Return = 12%

WPC Fundamentals

12 Months Ended 12 Months Ended 12 Months Ended 12/31/01 12/31/02 12/31/03 Revenues: Principal Revenues $92,500 $86,670 $80,840 Management Revenues $46,911 $84,255 $88,060 Expenses: Interest Expense $21,603 $16,134 $15,116 G&A Expense $29,435 $42,592 $43,698 Net Income: $35,761 $46,588 $62,878 Per Share $1.02 $1.28 $1.65 WPC Financial Results (in thousands except per share amounts)

Market Capitalization (as of June 30, 2004): W. P. Carey Equity Market Capitalization $1,151,783 Fixed Rate Debt Capitalization $ 217,227 Variable Rate Debt Capitalization $ 30,536 Total Market Capitalization $1,399,546 NAREIT W. P. Carey Equity Index Equity % of Total Market Cap 82% 61% Debt % of Total Market Cap 18% 39% Recourse Debt % of Total Market Cap 1.2% 17% Interest Coverage 7.9x 3.0x Source: SEC Filings, SNL DataSource WPC Capital Structure (in thousands) Effect of 25 b.p. interest rate ? = ? $.001 FFO per Share

FFO Multiple vs. REIT Peer Group W. P. Carey Current Valuation Close 8/11/04 2004 Est. FFO FFO Multiple AMB Property $34.95 $2.33 15.0 Alexandria Real Estate $60.50 $4.48 13.5 Capital Automotive REIT $29.42 $2.46 12.0 Commercial Net Lease Realty $16.69 $1.40 11.9 Lexington Corp. Properties $19.94 $1.74 11.5 Realty Income $40.71 $3.05 13.3 Washington REIT $28.68 $2.09 13.7 iSTAR Financial $38.74 $3.47 11.2 ProLogis Trust $34.27 $2.37 14.5 W. P. Carey & Co. LLC $30.47 $2.82* 10.8 Peer Average 12.9 *Annualized 6-month FFO - Not a projection by the Company

Earnings Multiple vs. Investment Manager Peer Group W. P. Carey Current Valuation Close 2003 8/11/04 Net Income P/E Ratio Alliance Capital $32.80 $2.12 15.5 Franklin Resources $48.76 $2.22 22.0 BlackRock $62.29 $2.36 26.4 Eaton Vance $36.38 $1.51 24.1 Federated Investors $28.26 $1.82 15.5 Janus Capital Group $13.15 $0.86 15.3 Legg Mason $77.17 $3.99 19.3 T. Rowe Price $46.08 $1.77 26.0 Gabelli Asset Mgmt $39.14 $1.64 23.9 W.P. Stewart $19.45 $0.96 20.3 Waddell & Reed $19.36 $1.13 17.1 W. P. Carey & Co. LLC $30.47 $1.65 18.5 Peer Average 20.5

W. P. Carey Current Valuation Annualized EBITDA = $68,000,000 Annualized Funds from Operations = $52,000,000 OWNS MANAGES Average REIT Peer Group P/2004 FFO Multiple 12.9x Average Asset Manager Peer Group P/2004 EBITDA Multiple 10x WPC Market Cap at Average Multiples = $1,350,800,000 Vs. Current Market Cap = $1,176,000,000

Running the Business as Owners Percentage of Management Ownership as of 2004 Proxy Season Percentage of Management Ownership as of 2004 Proxy Season W. P. Carey 40.17% Peer Group 7.50% Equity REIT Industry 14.59% Fortune 500* 13.90% * As of 2003 Proxy Season

1-800 WP CAREY ? IR@wpcarey.com